3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

August 29, 2016

Filing Desk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel - Disclosure Review Office

Re:	FundVantage Trust (the “Trust”)
1940 Act File No. 811-22027
1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Post-Effective Amendment No. 132 to the Trust’s registration statement on Form N-1A filed with the Commission on July 1, 2016 (the “Amendment”), which were provided to the Trust on August 15, 2016.  The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”) in connection with the Trust’s annual update of its Registration Statement in order to incorporate certain material changes into the Prospectus and Statement of Additional Information (“SAI”) for the Shelton International Select Equity Fund (formerly, WHV International Equity Fund) and Shelton Tactical Credit Fund (formerly, WHV/Acuity Tactical Credit Long/Short Fund), each a series of the Trust (the “Funds”).  Specifically, the Funds’ Prospectus and SAI were revised in connection with the change in investment adviser from WHV Investments, Inc. (“WHV”) to Shelton Capital Management (“Shelton”).  In addition, the Shelton International Select Equity Fund’s Prospectus and SAI were revised to reflect the following changes which were effective February 15, 2016: (i) changes to the Fund’s portfolio management team, (ii) a change in the Fund’s investment strategy to reflect the Rivington Select International Equity Strategy, (iii) a reduction in the aggregate investment advisory fee payable by the Fund and (iv) the termination of the sub-advisory arrangements with Hirayama Investments, LLC.  We appreciate the opportunity to respond to the Staff’s comments.

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We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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Comments Applicable to All Prospectuses

1)             The following comments pertain to the section entitled “Shareholder Information”, under the heading “Pricing of Shares”:

a)             For fixed income securities that are valued based on market quotations, please explain: if there are market prices for the debt securities, why is it necessary that they be furnished by a pricing service?

Response:  We have clarified the language to state that fixed income securities are normally valued based on market quotations, which are furnished by an independent pricing service. (emphasis added)

b)             Does the following statement contradict earlier disclosure that the Fund will always use independent pricing services: “The Board of Trustees has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available and has delegated to the Adviser the responsibility for applying the valuation methods.”

Response:  We have clarified the language to state that fixed income securities are normally valued based on market quotations, which are furnished by an independent pricing service. (emphasis added)

2)             In the section entitled “Performance Information,” because of the added reference to tax-deferred arrangements to the language required by Item 7 of Form N-1A, please add disclosure similar to the following at the end of the sentence, “After-tax returns shown are for Class I shares only; after-tax returns for Class A shares will vary[,]” in order to avoid the possibility that investors may believe that they will not be taxed upon withdrawal from a tax-deferred arrangement:  “in which case you may be taxed upon withdrawal of monies from the tax-deferred arrangement.”

Response:  The Prospectus has been revised to address the Staff’s comment.

3)             With respect to the fee table, please provide the Staff with a completed fee table prior to effectiveness.

Response:  The fee table was provided to the Staff prior to the effective date of the Registration Statement.

4)             Please complete the “Performance Information” section and provide to the Staff prior to the effective date of the Registration Statement.

Response:  The fee table was provided to the Staff prior to the effective date of the Registration Statement.

Comments Applicable to WHV/Acuity Tactical Credit Long/Short Fund Prospectus

1)             WHV Investments, Inc. (“WHV” or the “Former Adviser”), the Fund’s former investment adviser, has determined to exit the mutual fund investment advisory business. On June 23, 2016, Shelton announced an agreement pursuant to which the portfolio management team of Acuity Capital Management, LLC (“Acuity”), the Fund’s then Sub-Adviser, would become employees of Shelton and continue to manage the Fund (the “Transaction”).     Does the Fund intend to change its name?  Also, confirm that the change in advisor was or will be subject to shareholder vote.

Response:    The Board of Trustees of the Trust approved, effective August 12, 2016, the name change of the WHV/Acuity Tactical Credit Long/Short Fund to the Shelton Tactical Credit Fund.  Accordingly, all references to WHV/Acuity Tactical Credit Long/Short Fund have been replaced with Shelton Tactical Credit Fund.  Effective July 1, 2016, Shelton succeeded WHV as the investment adviser to the Fund pursuant to an Interim Agreement (defined below).

In connection with the change in investment adviser from WHV to Shelton, the Fund’s investment advisory agreement with WHV (“Prior Agreement”) has been terminated.  Accordingly, at an in-person meeting held on June 20-21, 2016, the Board of Trustees of the Trust (“Board” or the “Trustees”) unanimously approved a new investment advisory agreement between the Fund and Shelton (the “New Agreement”), and the shareholders of the Fund will be asked to approve the New Agreement at a special meeting of shareholders.  In order for the portfolio management team of Acuity to provide uninterrupted services to the Fund, the Board also approved an interim agreement between the Fund and Shelton (“Interim Agreement”) at the same in-person Board meeting.  Neither the New Agreement nor the Interim Agreement will result in changes in the day-to-day management of the Fund, its investment objective, fees or services provided.  During the period between the termination of the Prior Agreement and the approval of the New Agreement by shareholders, Shelton will provide investment advisory services to the Fund under the Interim Agreement. The New Agreement will replace the Interim Agreement upon approval by shareholders.

2)             The following comments pertain to the section entitled “Summary of Principal Investment Strategies”:

a)             Clarify the term “fixed income-sensitive securities.”

Response:  The Prospectus has been revised to address the Staff’s comment. The reference to “fixed income-sensitive securities” has been changed to “fixed income securities.”

b)             Please identify the hedging tools used in connection with the “various investment tools [the Adviser uses] to seek to reduce overall market risk and correlation.”

Response: The Prospectus has been revised to address the Staff’s comment.

c)              The Fund’s strategies are not consistent with capital preservation.  Delete statements that indicate preservation of capital as an investment objective.  Alternatively, consider adopting a secondary objective of capital preservation and explain how the following is consistent with an objective of capital preservation: (i) investing in high yield debt, leveraged loans, derivatives and convertible arbitrage (ii) investing up to 75% of the portfolio in short positions; and (iii) investing in defaulted securities and obligations of distressed issuers.

Response:  Statements that indicate preservation of capital as a goal of the investment strategy have been deleted from the Prospectus.

d)             The Fund seeks to achieve its investment objective by investing primarily, under normal market conditions, in corporate fixed income and/or equity securities. Please discuss how the Fund selects equities. Additionally, disclose the Fund’s current allocation between debt and equity investments and whether the Fund reserves the flexibility to invest all of its assets either in equities or fixed-income debt.

Response:  While the Fund does not have a set allocation to fixed income and equity securities, the Fund’s investment in equity securities typically corresponds with its investment in convertible securities in order to hedge its position and does not typically take a straight directional position in equity securities.  The Fund invests in equity (common stock), equity-linked securities, preferred stock and debt that is convertible into common stock. The Prospectus has been revised to address the Staff’s comment.

3)             The following comments pertain to the section entitled “Summary of Principal Risks”:

a)             “Defaulted Securities Risk” and “Distressed Securities Risk,” are identified as principal risks of the Fund.  Accordingly, provide disclosure regarding the Fund’s investment in defaulted securities and obligations of distressed issuers under the section entitled “Summary of Principal Investment Strategies.”

Response:  Investment in defaulted securities and obligations of distressed issuers is not a principal investment strategy of the Fund and, accordingly, “Defaulted Securities Risk” and “Distressed Securities Risk” have been removed as principal risks of the Fund.  The Prospectus has been revised to address the Staff’s comment.

b)             Although the disclosure indicates that the Fund may invest in a variety of derivatives, only futures, options, and swaps are mentioned in the risk disclosure.  The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Please confirm that the disclosure is in substantial conformity with this guidance.  This disclosure should be reviewed periodically to assess its completeness and accuracy in light of the Fund’s actual use of derivatives.

Response:  Confirmed. The Prospectus has been revised to address the Staff’s comment and discloses the types of derivative instruments and the related risks in which the Fund will invest that are principal strategies.

c)              “Liquidity Risk” is identified as a principal risk of the Fund. Explain how investing in illiquid securities is consistent with the Fund’s ability to “quickly reposition” the portfolio as stated in the “Summary of Principal Investment Strategies” section?

Response:   Liquidity Risk is a principal risk in this Fund and it is the risk that a market or security might not trade efficiently on any given day when the fund needs liquidity.  Listing this as a principal risk is not meant to imply that the Fund invests in illiquid securities as a principal investment strategy, and in fact it is not a principal investment strategy.  The prospectus has been revised to state the following, which better reflects the Adviser’s intention: “If in the judgement of the Adviser there is substantial risk to the principal of the Fund, the Adviser may take defensive action in order to protect the portfolio from losses that might otherwise be preventable by investing in cash, US Treasury securities or other short-term securities.  There may be circumstances where such action is not possible, such as a period where illiquid markets prevent the efficient sale of portfolio securities at what the Adviser believes is a fair market value.” The following statement has been deleted from the Prospectus: “[t]he Adviser seeks to preserve capital in challenging markets and will quickly reposition the portfolio as necessary.”

4.              In the section entitled “Performance Information,” please clarify to the Staff why the Barclays Capital U.S. Aggregate Bond Index (Gross) Index, a bond index, is the appropriate benchmark, given the Fund’s strategy.

Response:    The Adviser has determined the Barclays Capital U.S. Aggregate Bond Index (Gross) Index is an appropriate index for the Fund’s strategy which primarily provides exposure to fixed-income securities.

5.              In the section entitled, “More Information About Management of the Fund,” under the heading, “Investment Adviser and Sub-Adviser”, consider disclosing that the terms of the interim contract are consistent with Rule 15a-4 and explain what happens if the new contract is not approved by shareholders.

Response: The Prospectus has been revised to address the Staff’s comment.

6.              Please confirm the section entitled “More Information About Management of the Fund,” under the heading “Prior Performance of the Adviser” is consistent with SEC no-action positions with respect to the presentation of presentation of prior performance the portfolio managers.

Response:  The Fund has determined to remove the section entitled “Prior Performance of the Adviser.”

Comments Applicable to WHV International Equity Fund Prospectus

1)             WHV Investments, Inc. (“WHV” or the “Former Adviser”), the Fund’s former investment adviser, has determined to exit the mutual fund investment advisory business. On June 23, 2016, Shelton announced an agreement pursuant to which WHV’s in-house Rivington portfolio management team (the “Rivington Team”) would become employees of Shelton and continue to manage the Fund (the “Transaction”).  Does the Fund intend to change its name?  Also, confirm that the change in advisor was or will be subject to shareholder vote.

Response:    The Board of Trustees of the Trust approved, effective August 12, 2016, the name change of the WHV International Equity Fund to the Shelton International Select Equity Fund.  Accordingly, all references to WHV International Equity Fund have been replaced with Shelton International Select Equity Fund.  Effective July 18, 2016, Shelton succeeded WHV as the investment adviser to the Fund pursuant to an Interim Agreement (defined below).

In connection with the change in investment adviser from WHV to Shelton, the Fund’s investment advisory agreement with WHV (“Prior Agreement”) has been terminated.  Accordingly, at an in-person meeting held on June 20-21, 2016, the Board of Trustees of the Trust (“Board” or the “Trustees”) unanimously approved a new investment advisory agreement between the Fund and Shelton (the “New Agreement”), and the shareholders of the Fund will be asked to approve the New Agreement at a special meeting of shareholders.  In order for the Rivington Team to provide uninterrupted services to the Fund, the Board also approved an interim agreement between the Fund and Shelton (“Interim Agreement”) at the same in-person Board meeting.  Neither the New Agreement nor the Interim Agreement will result in changes in the day-to-day management of the Fund, its investment objective, fees or services provided.  During the period between the termination of the Prior Agreement and the approval of the New Agreement by shareholders, Shelton will provide investment advisory services to the Fund under the Interim Agreement. The New Agreement will replace the Interim Agreement upon approval by shareholders.

2)             In the section entitled “Summary of Principal Investment Strategies,” please disclose the kinds of equity securities in which the Fund may invest.

Response: The Prospectus has been revised to address the Staff’s comment.

3)             In the section entitled “Performance Information,” the Fund provides the average annual total returns for the Fund compared with those of the MSCI EAFE (Gross) Index.  While it is certainly permissible to use the “gross” version of an international index, we do not understand why the Fund would wish to do so.  Use of the “net” version of the index would reflect the reality that the Fund will receive dividends net of source withholding.  Foreign withholding taxes on dividends are effectively paid by the Fund’s shareholders, but they are not an expense of the Fund and, thus, it is permissible to show the effect of withholding taxes on the benchmark’s performance under Instruction 5 to Item 27(b)(7).  Use of the “net” version should lower the performance bar of the benchmark that the adviser seeks to clear.

Response: The Fund has updated the tables to reflect the “net” version of the MSCI EAFE Index.  In connection with the change in the Fund’s investment strategy, for periods subsequent to February 15, 2016, the Fund intends to measure performance compared to the MSCI ACWI Ex USA Index, which is calculated net of taxes applicable to foreign investors who are subject to a foreign tax withholding on dividends received.

4)             In the section entitled, “More Information About Management of the Fund,” under the heading, “Investment Adviser”, consider disclosing that the terms of the interim contract are consistent with Rule 15a-4 and explain what happens if the new contract is not approved by shareholders.

Response: The Prospectus has been revised to address the Staff’s comment.

Comments Applicable to All SAIs

1)             In the section entitled “Investment Policies”, under the item “Hybrid Instruments — Tax Risk,” please reconcile the following statement with the IRS position, adopted in Rev. Rul. 2006-1, 2006-1 C.B. 261 (2006) and Rev. Rul. 2006-31, 2006-1 CB 1133 (2006), applicable to investment companies that have elected tax treatment under Section 851 of the Internal Revenue Code, that the income from such investments listed here is not qualifying income as defined in Section 851(b)(2) of the Code:  “The Fund intends to qualify annually to be treated as a RIC under the IRC. To qualify as a RIC, the Fund must invest in assets which produce Qualifying Income. Whether the income from certain derivatives, swaps, commodity-linked derivatives and other commodity/natural resource-related securities is Qualifying Income is unclear.”

Response:  As noted in Rev. Rul. 2006-31, Rev. Rul. 2006-1 “was not intended to preclude a conclusion that the income from certain instruments (such as certain structured notes) that create a commodity exposure for the holder is qualifying income under Section 851(b)(2).” Thus, whether the income from certain derivatives, swaps, commodity-linked derivatives and other commodity/natural resource-related securities must be made on a case-by-case basis. The disclosure has been updated accordingly.

2)             The following comments pertain to the section entitled “Investment Limitations”:

a)             Please clarify that, as stated earlier in the SAI, the coverage requirement for open-end funds is continuous by statute. Specifically, provisions of the 1940 Act require the Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary administrative purposes.

Response:  The SAI has been revised to address the Staff’s comment.

b)             All of the listed agreements (options, futures and forward currency contract strategies), depending on their terms, may create senior securities subject to the coverage requirements described in Investment Company Act Release 10666. See the reference to the segregated account requirements stated later in the SAI. Please explain the following statement: “For purposes of these restrictions, the purchase or sale of securities on a when-issued, delayed delivery or forward commitment basis, the purchase and sale of options and futures contracts and collateral arrangements with respect thereto are not deemed to be the issuance of a senior security, a borrowing or a pledge of assets[.]”

Response: The statement is meant to make clear that those transactions identified that are covered pursuant to guidance in Release No. 10666 and subsequent no-action letters, as noted by the Staff, will not be treated as senior securities for the purpose of Investment Limitation No. 3 in the SAI.

c)              Please explain how the Fund will comply with the IRS position, adopted in Rev. Rul. 2006-1, 2006-1 C.B. 261 (2006) and Rev. Rul. 2006-31, 2006-1 CB 1133 (2006), applicable to investment companies that have elected tax treatment under Section 851 of the Internal Revenue Code, that the income from certain financial contract or derivative instrument  investments is not qualifying income as defined in Section 851(b)(2) of the Code.

Response: This section contains a list of investment limitations that the Fund has adopted. These limitations are distinct from the analysis of whether income is Qualifying Income. The Fund manager will ensure the Fund complies with these investment limitations. The Fund manager will also make a decision as to whether each permitted investment gives rise to Qualifying Income.

3)             In the section entitled “Taxation of the Fund”, under the item “Qualification as a Regulated Investment Company,” while the income test of Section 851(b)(2) of the In8ternal Revenue Code and the asset test of Section 851(b)(3) are RIC qualification requirements, the distribution requirements of Section 852 are not.  The Fund will not fail “to maintain our qualification as a RIC” if it does not distribute at least 90% of its annual gross “investment company taxable Income.”  Please correct the disclosure.

Response: The SAI has been revised to address the Staff’s comment.

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Please direct any questions concerning this letter to my attention at 215-981-4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

Enclosures.

cc:                                Joel Weiss, President of FundVantage Trust

John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE 19809

August 29, 2016

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 132, the Trust’s registration statement on Form N-1A filed with the Commission on July 1, 2016 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel Weiss

Joel Weiss
President and Chief Executive Officer

Cc:                             James E. O’Connor, Esq., Securities and Exchange Commission

John P. Falco, Esq.